NEWS RELEASE

IAMGOLD AND GOVERNMENT OF SURINAME REACH DEFINITIVE AGREEMENT

Toronto, Ontario, November 26, 2012 – IAMGOLD Corporation ("IAMGOLD" or the "Company") announced today that it has reached a definitive agreement (the "Agreement") with the Government of the Republic of Suriname addressing future resource development and related power costs. The Agreement, once executed, will amend the existing Mineral Agreement regarding the Company's Rosebel mine in Suriname. It is expected that the Agreement, which follows the Heads of Agreement announced in December 2011, will be referred to the National Assembly of the Republic of Suriname as soon as practicable for their review and approval.   Until such approval has been received, both parties have agreed to keep confidential the details of the Agreement.

IAMGOLD President and CEO, Steve Letwin, stated, "This is a mutually beneficial agreement that underscores the collaborative nature of our partnership with the Government of Suriname. We and the Government have had ongoing discussions for over a year to achieve this landmark agreement and through that process have significantly increased our understanding of each other's objectives and solidified a relationship from which we can build a prosperous future for both parties."

Forward Looking Statement
This news release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding expected, estimated or planned gold and niobium production, cash costs, margin expansion, capital expenditures and exploration expenditures and statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and mineral reserves) are forward-looking statements. Forward-looking statements are generally identifiable by use of the words "may", "will", "should", "continue", "expect", "anticipate", "outlook", "guidance", "estimate", "believe", "intend", "plan" or "project" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company's ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation: changes in the global prices for gold, niobium, copper, silver or certain other commodities (such as diesel, aluminum and electricity); changes in U.S. dollar and other currency exchange rates, interest rates or gold lease rates; risks arising from holding derivative instruments; the level of liquidity and capital resources; access to capital markets, financing and interest rates; mining tax regimes; ability to successfully integrate acquired assets; legislative, political or economic developments in the jurisdictions in which the Company carries on business; operating or technical difficulties in connection with mining or development activities; laws and regulations governing the protection of the environment; employee relations; availability and increasing costs associated with mining inputs and labour; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; adverse changes in the Company's credit rating; contests over title to properties, particularly title to undeveloped properties; and the risks involved in the exploration, development and mining business. With respect to development projects, IAMGOLD's ability to sustain or increase its present levels of gold production is dependent in part on the success of its projects. Risks and unknowns inherent in all projects include the inaccuracy of estimated reserves and resources, metallurgical recoveries, capital and operating costs of such projects, and the future prices for the relevant minerals. Development projects have no operating history upon which to base estimates of future cash flows. The capital expenditures and time required to develop new mines or other projects are considerable, and changes in costs or construction schedules can affect project economics. Actual costs and economic returns may differ materially from IAMGOLD's estimates or IAMGOLD could fail to obtain the governmental approvals necessary for the operation of a project; in either case, the project may not proceed, either on its original timing or at all.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a leading mid-tier gold mining company producing approximately one million ounces annually from five gold mines (including current joint ventures) on three continents. In the Canadian province of Québec, the Company also operates Niobec Inc., which produces more than 4.5 million kilograms of niobium annually, and owns a rare earth element resource close to its niobium mine. IAMGOLD is uniquely positioned with a strong financial position and extensive management and operational expertise. To grow from this strong base, IAMGOLD has a pipeline of development and exploration projects and continues to assess accretive acquisition opportunities. IAMGOLD's growth plans are strategically focused in certain regions in Canada, select countries in South America and Africa.

For further information please contact:

Bob Tait, VP Investor Relations, IAMGOLD Corporation
Tel: (416) 360-4743 Mobile: (647) 403-5520

Laura Young, Director, Investor Relations, IAMGOLD Corporation
Tel: (416) 933-4952 Mobile: (416) 670-3815

Toll-free: 1-888-464-9999 info@iamgold.com

Please note:
This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CNW Group's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le
http://www.iamgold.com/French/Home/default.aspx.